UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y0486S104

(CUSIP Number)

Karen M. King

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP IV, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,868,499 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,868,499 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,868,499 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.5%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 256,289,707 Ordinary Shares issued and outstanding as of February 1, 2015, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2015, and a conversion ratio of 20.8685 Ordinary Shares per $1,000 principal amount of the Convertible Notes.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Associates IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,868,499 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,868,499 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,868,499 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.5%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 256,289,707 Ordinary Shares issued and outstanding as of February 1, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on March 11, 2015, and a conversion ratio of 20.8685 Ordinary Shares per $1,000 principal amount of the Convertible Notes.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Partners IV Cayman (AIV II), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,471,017 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,471,017 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,471,017 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 256,289,707 Ordinary Shares issued and outstanding as of February 1, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on March 11, 2015, and a conversion ratio of 20.8685 Ordinary Shares per $1,000 principal amount of the Convertible Notes.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Investors IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 397,482 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 397,482 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 397,482 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 256,289,707 Ordinary Shares issued and outstanding as of February 1, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on March 11, 2015, and a conversion ratio of 20.8685 Ordinary Shares per $1,000 principal amount of the Convertible Notes.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. SLP Argo I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,471,017 Ordinary Shares (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,471,017 Ordinary Shares (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,471,017 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 256,289,707 Ordinary Shares issued and outstanding as of February 1, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on March 11, 2015, and a conversion ratio of 20.8685 Ordinary Shares per $1,000 principal amount of the Convertible Notes.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. SLP Argo II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 397,482 Ordinary Shares (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 397,482 Ordinary Shares (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 397,482 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 256,289,707 Ordinary Shares issued and outstanding as of February 1, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on March 11, 2015, and a conversion ratio of 20.8685 Ordinary Shares per $1,000 principal amount of the Convertible Notes.

This Amendment No. 1 supplements and amends the statement on Schedule 13D initially filed on May 16, 2014 (the “Schedule 13D”). Each Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On June 1, 2015, each of the Purchasers submitted conversion notices exercising its right to convert all of the Convertible Notes that it holds (the “Conversion”), and the Issuer has informed the Purchasers that it intends to satisfy its conversion obligation by paying cash equal to the $1,000,000,000 principal amount of the Convertible Notes and delivering Ordinary Shares of the Issuer with respect to the conversion value in excess of that amount (the “Conversion Obligation”), in each case pursuant to the terms of the Indenture. On May 29, 2015, the Purchasers filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the Purchasers’ receipt of Ordinary Shares of the Issuer in the Conversion. The Purchasers expect that the waiting period under the HSR Act will expire or otherwise terminate prior to the settlement of the Conversion. In the event that the waiting period under the HSR Act has not expired or otherwise terminated prior to the date such settlement would occur pursuant to the terms of the Indenture, the Purchasers and the Issuer intend to enter into an agreement delaying delivery of the cash and Ordinary Shares issuable to the Purchasers in respect of the Conversion until such time as the waiting period under the HSR Act has expired or otherwise terminated.

Upon the consummation of the Conversion in accordance with the terms of the Indenture, the Purchasers will no longer hold any Convertible Notes and, to the extent the Issuer satisfies its Conversion Obligation as described above, will receive the number of Ordinary Shares that represents the excess of the conversion value over the principal amount of the Convertible Notes as determined in accordance with the terms of the Indenture. Upon receipt of such Ordinary Shares, each Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer, including the price and trading volumes of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations, and depending on such evaluation and consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may dispose of any or all such Ordinary Shares issuable upon the Conversion (including, without limitation, distributing some or all of such Ordinary Shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable and in accordance with the agreements described in Item 6). If the Conversion is not consummated as described above, the Reporting Persons will continue to hold the Convertible Notes and will evaluate the process to satisfy the HSR Condition, their investment in the Issuer and the other factors described in the preceding sentence on an ongoing basis.

The Purchasers fully support the Issuer’s proposed acquisition of Broadcom Corporation that was announced on May 28, 2015 and intend to vote all Ordinary Shares that they hold on the applicable record date in favor of such transaction.

Item 5.	Interest in Securities of the Issuer

Item 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated to reflect the following:

(a) – (b) The following disclosure assumes that there are 256,289,707 shares of Ordinary Shares issued and outstanding by the Issuer as of February 1, 2015, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 1, 2015, which was filed with the Commission on March 11, 2015. The aggregate beneficial ownership figures and percentage of beneficial ownership of the Issuer described by the Reporting Persons below and in the cover pages of this Schedule 13D as of the date hereof exclude 56,679 Ordinary Shares, 20,039 options exercisable for Ordinary Shares of the Issuer and 1,563 restricted share units of the Issuer, which are held by Mr. Hao for the benefit of Silver Lake, and 3,285 Ordinary Shares, which are held by Mr. Hao’s family trust, and 9,854 options exercisable for Ordinary Shares of the Issuer, which are held by Mr. Hao.

Pursuant to Rule 13d-3 under the Exchange Act, Argo I may be deemed to beneficially own 20,471,017 Ordinary Shares, which are subject to issuance upon conversion of the Convertible Notes if the Issuer elects to meet its conversion obligation solely through delivery of Ordinary Shares. The 20,471,017 Ordinary Shares issuable upon such conversion would, as of February 1, 2015, constitute approximately 7.40% of the Ordinary Shares outstanding upon such conversion. AIV II, as the sole shareholder of Argo I, may be deemed to be a beneficial owner of the Ordinary Shares deemed to be beneficially owned by Argo I. As of the date hereof, the Issuer has informed the Purchasers that it intends to satisfy its conversion obligation with respect to the Conversion by paying cash up to the principal amount of the Convertible Notes and delivering the number of Ordinary Shares of the Issuer that represents any excess of the conversion value, in each case pursuant to the terms of the Indenture.

Pursuant to Rule 13d-3 under the Exchange Act, Argo II may be deemed to beneficially own 397,482 Ordinary Shares, which are subject to issuance upon conversion of the Convertible Notes if the Issuer elects to meet its conversion obligation solely through delivery of Ordinary Shares. The 397,482 Ordinary Shares issuable upon such conversion would, as of February 1, 2015, constitute approximately 0.15% of the Ordinary Shares outstanding upon such conversion. SLTI IV, as the sole shareholder of Argo II, may be deemed to be a beneficial owner of the Ordinary Shares deemed to be beneficially owned by Argo II. As of the date hereof, the Issuer has informed the Purchasers that it intends to satisfy its conversion obligation with respect to the Conversion by paying cash up to the principal amount of the Convertible Notes and delivering the number of Ordinary Shares of the Issuer that represents any excess of the conversion value, in each case pursuant to the terms of the Indenture.

SLTA IV Cayman, as the sole general partner of each of AIV II and SLTI IV, and AIV GP IV, as the sole general partner of SLTA IV Cayman, may each be deemed to be a beneficial owner of the Ordinary Shares deemed to be beneficially owned by Argo I and Argo II, which would, as of February 1, 2015, constitute approximately 7.53% of the Ordinary Shares outstanding upon conversion of the Convertible Notes held by Argo I and Argo II.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AIV II, SLTI IV, SLTA IV Cayman and AIV GP IV are beneficial owners of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of such Reporting Person’s pecuniary interest.

(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons have effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On June 1, 2015, each of the Purchasers submitted conversion notices exercising its right to convert all of the Convertible Notes that it holds, and the Issuer has informed the Purchasers that it intends to satisfy its conversion obligation by paying cash equal to the $1,000,000,000 principal amount of the Convertible Notes and delivering Ordinary Shares of the Issuer with respect to the conversion value in excess of that amount, in each case pursuant to the terms of the Indenture. On May 29, 2015, the Purchasers filed a Notification and Report Form under the HSR Act with respect to the Purchasers’ receipt of Ordinary Shares of the Issuer in the Conversion. The Purchasers expect that the waiting period under the HSR Act will expire or otherwise terminate prior to the settlement of the Conversion. In the event that the waiting period under the HSR Act has not expired or otherwise terminated prior to the date such settlement would occur pursuant to the terms of the Indenture, the Purchasers and the Issuer intend to enter into an agreement delaying delivery of the cash and Ordinary Shares issuable to the Purchasers in respect of the Conversion until such time as the waiting period under the HSR Act has expired or otherwise terminated.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of June, 2015.

SILVER LAKE (OFFSHORE) AIV GP IV, LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P.

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE PARTNERS IV CAYMAN (AIV II), L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE TECHNOLOGY INVESTORS IV CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO I LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO II LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel